[LETTERHEAD OF CHAPMAN AND CUTLER LLP]

July 22, 2016

VIA EDGAR CORRESPONDENCE

Alison White, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Viking Mutual Funds File Nos. 333-77993 and 811-09277

Dear Ms. White:

We received your comments via telephonic conference on June 23, 2016 regarding Post-Effective Amendment No. 31 (the “Amendment”) to the Registration Statement for Viking Mutual Funds (the “Trust”) filed on May 18, 2016 pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “1933 Act”), with respect to a new class of shares (i.e., Class I shares) for each series of the Trust. The series of the Trust are: Viking Tax-Free Fund for Montana; and Viking Tax-Free Fund for North Dakota (each a “Fund” and collectively the “Funds”). The Funds’ prospectus (“Prospectus”) and statement of additional information (“SAI”) have been revised to respond to your comments.

GENERAL

COMMENT 1

Please include the Tandy representations in the response letter.

RESPONSE TO COMMENT 1

The Tandy representations are included at the end of this response letter.

COMMENT 2

Please update the Funds’ EDGAR series/class information to reflect new ticker symbols for the Class I shares.

RESPONSE TO COMMENT 2

The Funds’ series/class information will be updated on EDGAR in connection with the 485BPOS filing.

PROSPECTUS

COMMENT 3

Please confirm whether the Funds’ expense waiver/reimbursement arrangements provide for the recoupment of fees. If these arrangements do provide for recoupment, please add appropriate disclosure in a footnote to the fee table for each Fund.

RESPONSE TO COMMENT 3

The Funds’ expense waiver/reimbursement arrangements do not provide for the recoupment of fees.

COMMENT 4

For each Fund, with respect to the first paragraph in the Fund Summary under the heading “Principal Investment Strategies,” in light of Rule 35d-1(a)(4)(i), please consolidate the 80% tests in the two bullet points.

RESPONSE TO COMMENT 4

To respond to your comment, the referenced disclosure has been revised to read as follows:

“To pursue its objective, the Fund normally invests at least 80% of its net assets (including any borrowings for investment purposes) in municipal securities that pay interest free from (a) federal income taxes, including the federal alternative minimum tax, and (b) [Montana/North Dakota] personal income taxes.”

COMMENT 5

For each Fund, in the Fund Summary under the heading “Fund Performance,” with respect to footnote 1 to the bar chart, which states that “[r]eturns for Class I shares would be substantially similar because the shares are invested in the same portfolio of securities and would differ only to the extent that Class I shares have different expenses,” if the expenses would be higher, please add disclosure to that effect and also indicate that returns would be lower.

RESPONSE TO COMMENT 5

Based on the fee table, expenses for Class I shares are lower than expenses for Class A shares. Therefore, no disclosure has been added.

SAI

COMMENT 6

In the management table, please consider whether “Senior Portfolio Manager” should be added as a principal occupation for Shannon Radke.

RESPONSE TO COMMENT 6

The SAI has been revised in accordance with this comment.

TANDY ACKNOWLEDGEMENT

In connection with the Trust’s Registration Statement, the Trust has advised us that it acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3446 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

CHAPMAN AND CUTLER LLP

By: /s/Suzanne M. Russell
Suzanne M. Russell